Exhibit 99.4

PRESS RELEASE

United States: TotalEnergies Acquires 1.5 GW
Flexible Power Generation Capacity in Texas

Paris/Houston, November 13, 2023 – As part of its development as an integrated power player, TotalEnergies has signed an agreement with TexGen, a U.S.-based company to acquire for $635 million three gas-fired power plants with a total capacity of 1.5 GW in Texas.

The three plants, which are connected to ERCOT (Electric Reliability Council of Texas), the second largest power market in the United States, consist of the following:

▪	The Wolf Hollow I plant with a 745 MW combined-cycle gas turbine (CCGT) plant on the outskirts of Dallas.

▪	The Colorado Bend I plant with a 530 MW CCGT and a 74 MW open-cycle gas turbine (OCGT), south of Houston, provides additional flexibility to meet exceptionally high demand, especially in the summer.

▪	The La Porte site with a 150 MW OCGT, southeast of Houston.

These flexible assets, located close to Dallas and Houston, will serve the fast-growing energy demand of these cities and will allow to offset the intermittency of renewable power production. Their importance was recently highlighted during weather events that impacted power generation from renewable assets in Texas or led to high seasonal peak demand.

The 1.5 GW additional flexible production capacity acquired by TotalEnergies will complement its renewable capacity in Texas – currently 2 GW gross installed, 2 GW under construction and more than 3 GW under development – and will strengthen its trading capabilities in the gas and power markets.

This latest acquisition reinforces TotalEnergies’ commitment to delivering energy that is more available, affordable, and sustainable for the 26 million ERCOT customers across Texas.

"We are delighted with the agreement signed with TexGen to acquire 1.5 GW of CCGT in ERCOT. After the signing of several corporate PPA over the last couple of years and the recent start-up of the utility-scale Myrtle solar plant, this deal is a major milestone for our Integrated Power strategy in the ERCOT market. These plants will enable us to complement our renewable assets, intermittent by nature, provide our customers with firm power, and take advantage of the volatility of electricity prices”, said Stephane Michel, President Gas Renewables & Power at TotalEnergies. “This acquisition will contribute positively to our profitability target of 12% ROACE by 2028 for our Integrated Power business segment.”

This transaction remains subject to approval by the relevant authorities.

***

***

TotalEnergies in the U.S

Operating in the United States since 1957, TotalEnergies is focused on identifying opportunities to meet growing energy needs while reducing carbon emissions. With a presence in more than 30 U.S. states, the Company is developing an integrated portfolio combining 25 GW of operated and non-operated solar and wind projects, storage, and trading. It is also the number one U.S. exporter of LNG, a critical partner for intermittent renewable energies.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. In 2022, TotalEnergies generated more than 33 TWh of electricity, and had a gross renewable electricity generation installed capacity of 17 GW. TotalEnergies will continue to expand this business to grow its power generation to more than 100 TWh by 2030, with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies’ Contacts

Corporate Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).